UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019

Commission File Number: 001-38673

Arco Platform Ltd.

(Exact name of registrant as specified in its charter)

Rua Augusta 2840, 9th floor, suite 91

Consolação, São Paulo – SP

01412-100, Brazil
+55 (11) 3047-2655

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TABLE OF CONTENTS

ITEM
1.	Press release dated November 1, 2019 – Arco Platform Limited Completes Acquisition of Sistema Positivo de Ensino

Arco Platform Limited Completes Acquisition of Sistema Positivo de Ensino

São Paulo, Brazil, November 1, 2019 – Arco Platform Limited, or Arco (Nasdaq: ARCE), today announced that it has completed its previously announced acquisition of Sistema Positivo de Ensino, (Positivo), one of the largest K-12 content providers to private schools in Brazil. The closing of the transaction consolidates the expansion of Arco’s footprint, with new capacity to reach over 4,800 partner schools and around 1.2 million students.

“With our combined competencies and proven track record, we will better serve more students and schools, strengthen our brand equity with Positivo’s strong reputation and translate further scale gains into increased capability to continue to invest in content and technology,” said Ari de Sá Neto, CEO and founder of Arco.

“For more than 40 years, Positivo has shared the passion for education with thousands of students and teachers from all over Brazil. We will continue to promote this purpose, now together with Arco, and enhance the learning experience of over 1 million students in the country through high-quality content and technology”, said Lucas Guimaraes, CEO of Positivo.

Besides enjoying multiple opportunities to cross-sell and upsell core and supplementary products, the combined company will strategically benefit from:

•	More than doubling the student base, reaching more than 1 million students;

•	Gains of scale that will enable further investment capability in content and technology;

•	Adding regional footprint, especially in the south and southeast regions; and

•	Extending our current core and supplementary product offering solutions at different pricing points.

About The Acquisition

The agreed purchase price is R$1,650 million, of which (i) 50% will be payable in cash on the transaction closing date, and (ii) the remaining 50% will be paid in four installments as follows: (1) 10% to be paid in cash in each of 2021 and 2022, and (2) 15% to be paid in cash in each of 2023 and 2024, all as adjusted by the CDI rate (Brazilian interest rates).

About Arco Platform Limited

Arco has empowered hundreds of thousands of students to rewrite their futures through education. Our data-driven learning, interactive proprietary content, and scalable curriculum allows students to personalize their learning experience with high-quality solutions while enabling schools to provide a broader approach to education.

Forward-Looking Statements

This press release contains forward-looking statements as it pertains to Arco Platform Limited (the “Company”) within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, the Company’s expectations or predictions of future financial or business performance conditions. The achievement or success of the matters covered by statements herein involves substantial known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, the Company’s results could differ materially from the results expressed or implied by the statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward looking statements are made on the basis of the Company’s current expectations and projections relating to its financial conditions, result of operations, plans, objectives, future performance and business, and these statements are not guarantees of future performance.

Statements which herein address activities, events, conditions or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. Moreover, all statements in this press release, whether forward looking or of historical fact, are based on the limited information available to the Company during the due diligence process of Positivo and its business operations (the “Positivo Business”) prior to the signing of the acquisition agreement discussed herein. Reasons for this uncertainty include, but are not limited to, the following: (i) the Positivo Business is a carve out of an entity with different businesses and, therefore, the analysis was conducted on the basis of pro forma, unaudited and adjusted financial statements of the Positivo Business; (ii) the accounting parameters and criteria adopted by the Positivo Business are different from the ones adopted by the Company; (iii) the transfer of the Positivo Business to a new entity limits the Company’s ability to assess the proper transfer of all assets and rights to such new entity. In addition, the forward-looking statements regarding the Positivo Business include risks and uncertainties related to statements about competition for the combined business; risks relating to the continued use of the Positivo brand in schools not run by the Company; risks relating to the

Company’s ability to attract, upsell and retain customers of the Positivo Business; general market, political, economic, and business conditions in Brazil or abroad; and the Company’s financial targets are based on measures which include revenue, share count and other IFRS measures, as well as non-IFRS financial measures including gross margin, operating margin, net income (loss) per diluted share, EBITDA (as defined in its public filings), Adjusted EBITDA (as defined in its public filings) and free cash flow.

Forward-looking statements represent the Company management’s beliefs and assumptions only as of the date such statements are made, and the Company undertakes no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

Further information on these and other factors that could affect the Company’s financial results is included in filings the Company makes with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in the Company’s most recent 424(b) prospectus, Forms 20-F and 6-K. These documents are available on the SEC Filings section of the Investor Relations section of the Company’s website at: https://investor.arcoplatform.com/

Investor Relations Contact:

Arco Platform Limited

IR@arcoeducacao.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arco Platform Ltd.

By:	/s/ Ari de Sá Cavalcante Neto
	Name:	Ari de Sá Cavalcante Neto
	Title:	Chief Executive Officer

Date: November 4, 2019